Exhibit 18.1

PREFERABILITY LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 25, 2013

Audit Committee, Board of Directors and Stockholders

Wayne Savings Bancshares, Inc.

Wooster, Ohio

As stated in the notes to the consolidated financial statements of Wayne Savings Bancshares, Inc. (the "Company") for the year ended December 31, 2012, the Company changed the date of its annual goodwill impairment test from March 31 to November 30. Management believes that the accounting change is preferable in the circumstances because it incorporates more current market and other information to produce a goodwill impairment analysis that will provide timely and accurate information to the shareholders and other users of the Company’s financial statements. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

/s/ BKD, LLP